Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	October 2,	September 26,
	2009	2008
	(In millions, except ratios)
Earnings:
Income from continuing operations	$104.5	$119.4
Plus: Income taxes	56.3	52.2
Fixed charges	19.8	15.3
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(0.1)	(0.1)
Undistributed earnings in equity investments	—	—

	$180.5	$186.8

Fixed Charges:
Interest expense	$18.2	$12.4
Plus: Interest capitalized during the period	0.1	0.1
Interest portion of rental expense	1.5	2.8

	$19.8	$15.3

Ratio of Earnings to Fixed Charges	9.12	12.21